AMER GROUP PLC'S INTERIM REPORT JANUARY - MARCH 2004 (According to IFRS)



AMER SPORTS

In the period January - March 2004, Amer Group's net sales were EUR 293.4 million (January – March 2003: EUR 281.2 million). Earnings before interest and taxes (EBIT) amounted to EUR 46.7 million (2003: EUR 20.6 million) including the consideration from Philip Morris for the premature termination of the manufacturing and marketing license for Philip Morris products. Profit before taxes and minority interest was EUR 45.1 million (2003: EUR 18.4 million) and earnings per share were EUR 1.30 (2003: EUR 0.56).

Amer Group's sports equipment business's net sales and EBIT in local currencies are expected to be higher this year than in 2003 (excluding the 2003 patent litigation settlement).

JANUARY - MARCH NET SALES AND RESULTS

Amer Group's consolidated net sales increased by 4% and totalled EUR 293.4 million (2003: EUR 281.2 million). With the exception of Suunto, sales of all sports equipment business areas grew. January – March 2004's sales figures compared to 2003's have been boosted by earlier deliveries this year.

During the last quarter of 2003, there were some signs of a strengthening of demand for sports equipment, and this year activity has started more positively in the sports equipment market.

The Golf Division's year started well: net sales in January – March grew by 16% compared to 2003 and EBIT was positive. Due to the seasonality of the golf market, the second quarter is critical to golf sales for the year as a whole. Both the Racquet Sports and the Team Sports Divisions continued to perform well. In Winter Sports, the season was reaching its end. However, sales increased markedly compared to 2003, when the Austrian and German winter sports markets were depressed by lack of snow at the beginning of the season. The Fitness Equipment Division continued to grow and net sales increased by 7%. Suunto's net sales were impacted by a decline in sales of its non-core products.

Net sales by geographical market were as follows: Americas (including Latin America) 60%, EMEA (Europe, Middle-East, Africa) 32% and Asia Pacific 8%. Sales grew by 4% in the Americas, by 6% in EMEA and by 2% in Asia Pacific. In local currencies, net sales in the Americas grew by 19%, in EMEA by 7% and in Asia Pacific by 7%.

The Group's EBIT totalled EUR 46.7 million (2003: EUR 20.6 million). EBIT includes the consideration received from Philip Morris for the premature *termination of the manufacturing and marketing license for Philip Morris products. The positive impact on Amer's EBIT in the first quarter of 2004* was EUR 18.0 million. The reorganization of Wilson's US businesses which started in April 2003, and associated adjustment of Wilson's cost structure to correspond to prevailing business, also improved the Group's EBIT in the first quarter.

Profit before taxes and minority interest was EUR 45.1 million (2003: EUR 18.4 million) and earnings per share were EUR 1.30 (2003: EUR 0.56).

Foreign exchange rate movements reduced net sales by EUR 23.0 million, due to the strengthening of the euro especially against the US dollar. The impact on EBIT was slightly negative.

Return on capital employed (ROCE) was 25.9% (12 months rolling average) (January – March 2003: 19.3%).

CAPITAL EXPENDITURE

The Group's gross capital expenditure amounted to EUR 2.6 million (2003: EUR 4.8 million) during the period under review.

The Group's depreciation was EUR 4.0 million (2003: EUR 4.8 million) during the period under review.



RESEARCH AND DEVELOPMENT

A total of EUR 7.4 million was invested in research and development, representing 2.5% of net sales in the period (2003: EUR 7.5 million).

FINANCIAL POSITION AND CASH FLOW

The Group's net financing expenses totalled EUR 1.6 million (2003: EUR 2.2 million) in the first quarter.

The Group's financial position and liquidity remained strong. Cash flow from operating activities after interest and taxes was EUR 41.5 million (2003: EUR 27.9 million). *Net cash flow from investing activities was EUR 2.8 million including acquisitions and the tobacco business consideration (2003: net* cash outflow EUR -4.2 million). Dividends totalling EUR 30.5 million were paid.

The Group's net debt at the end of March totalled EUR 124.6 million (31 December 2003: EUR 140.6 million). Exchange rate movements reduced net debt by EUR 6.0 million.

At the end of March, EUR 32.8 million of the Group's interest bearing debt had a maturity profile of 12 months. In addition the Group had EUR 126.5 million of unused committed credit facilities, of which EUR 61.4 million has a maturity of 12 months.

Liquid assets amounted to EUR 28.0 million at the period end.

The equity ratio rose to 48.1% (31 March 2003: 42.2%), and gearing was 29% (31 March 2003: 53%).

PERSONNEL

The Group employed 4,046 people at the end of the period under review compared to 4,085 at the year-end and an average of 4,177 during the period. At the end of the period, a total of 1,781 were employed in the US, 651 in Austria, 370 in Finland and 1,244 in the rest of the world.

AMER GROUP'S SHARES AND SHAREHOLDERS

A total of 16.7% of Amer Group Plc's shares in issue were traded during the period under review, of which approximately 3.88 million were traded on the Helsinki Exchanges and approximately 60,000 on the London Stock Exchange, totalling 3.94 million shares. In Helsinki the share price low was EUR 34.46, the high EUR 40.88 and the average EUR 37.91. The Company's market capitalization stood at EUR 919.5 million at the period end.

There were 12,426 registered shareholders at the end of March. Nominees accounted for 46% of the shares in issue at the period end.

The 1998 warrant scheme's subscription period ended on 31 March 2004. During January - March, a total of 91,100 new shares were registered. These shares had already been subscribed for last year as a result of an exercise of 1998 A/B/C warrants. As a result of the corresponding increase in the Company's share capital, Amer Group Plc's share capital totalled EUR 98,178,480 and the total number of shares in issue was 24,544,620 at the period end. The Company's share capital will increase further by 230,300 new shares in May as a result of the 1998 warrant subscription.

At the end of the period the Board of Directors had no share issue authorization outstanding.

AMER SPORTS



AGM RESOLUTIONS

Based on a resolution approved by Amer Group Plc's Annual General Meeting on 17 March 2004, a dividend of EUR 1.40 per share was distributed for the 2003 financial year. The dividend was paid on 29 March 2004.

The AGM adopted the Board's proposal to amend paragraph 3 in Article 6 of the Company's Articles of Association as follows: "A member's term will expire at the end of the next Annual General Meeting following the member's election. Persons of over 66 years of age at the time of election may not be elected to be members of the Board of Directors. The Board of Directors elects a Chairman and a Vice Chairman of the Board."

After the AGM had approved the Board's proposal to amend paragraph 3 in Article 6, the following Board members resigned their positions: Felix Björklund, Ilkka Brotherus, Tuomo Lähdesmäki and Timo Maasilta. Of the other Board members, Pekka Kainulainen's and Roger Talermo's terms of office expired after the AGM.

The number of members of the Board of Directors was resolved to be seven (7). Felix Björklund, Ilkka Brotherus, Pekka Kainulainen, Tuomo Lähdesmäki, Timo Maasilta and Roger Talermo were re-elected to continue in office and Anssi Vanjoki was elected as a new member. In its first meeting immediately following the AGM, the Board of Directors elected Pekka Kainulainen as Chairman and Ilkka Brotherus as Vice Chairman. Pekka Kainulainen (Chairman of the Committee), Ilkka Brotherus and Felix Björklund were elected as members of the Remuneration Committee. Felix Björklund (Chairman of the Committee), Pekka Kainulainen and Timo Maasilta were elected as members of the Nomination Committee.

The AGM adopted the Board's proposal that a new warrant scheme be issued to Amer Group Plc's key personnel. The number of warrants to be issued will be 550,000 with entitlement to subscribe for a maximum of 550,000 Amer Group shares. Of these warrants, 150,000 will be offered in 2004 for subscription to the Group's key personnel and 400,000 will be offered for subscription to Amera Oy, a company belonging to the Amer Group of companies, in order that the warrants may, at a later date, be offered to the key persons determined by Amer Group's Board of Directors, provided that the financial targets set by the Board of Directors for the Company's growth and profitability are reached. The warrants shall be subscribed for from 10 April to 30 June 2004. The share subscription price will be EUR 40.60 which is the trade volume weighted average quotation of Amer Group Plc shares on the Helsinki Exchanges during the period 2 January – 14 February 2004 with an addition of ten per cent. The share subscription period commences on 1 January 2007 and ends on 31 December 2009.

The AGM also resolved that the terms of the 2002 warrant scheme be amended so that the total number of warrants be limited to 519,100 rather than 572,500 and that the 53,400 undistributed warrants still held by Amera Oy be cancelled. Also, the AGM decided that the terms of the 2003 warrant scheme be amended so that the total number of warrants be limited to 159,999 rather than 550,000 and that the 390,001 undistributed warrants still held by Amera Oy be cancelled. As a result of these amendments, the Company's share capital may increase due to share subscriptions based on exercising the 2002 warrants by EUR 2,076,400 and the number of shares in issue may increase by up to 519,100. As a result of share subscriptions based on exercising the 2003 warrants, the Company's share capital may increase by EUR 639,996 and the number of shares in issue may increase by up to 159,999.

The AGM adopted the Board's proposal that Amer Group's registered share capital be decreased by EUR 3,873,200 by cancelling without payment those 968,300 of its own shares the Company held. The change in the share capital was registered 16 April 2004. Following the cancellation, the Company's paid up and registered share capital amounts to EUR 94,305,280 and the number of shares in issue is 23,576,320.

PricewaterhouseCoopers Oy, Authorised Public Accountants, were elected Auditors to the Company. The auditor in charge of the audit is Mr Göran Lindell, Authorised Public Accountant.

AMER SPORTS



RACQUET SPORTS

In local currencies, the Racquet Sports Division's net sales grew by 13%. Thus, this business area continued its good performance, evident since the second half of 2003. Sales grew in the Americas by 17%, in EMEA by 8% and in Asia Pacific by 12%.

Sales of Wilson tennis rackets increased 8%. Sales grew particularly within the premium tennis racket segment. The Series H racket models which were brought to the market in 2003 continued to be popular. Sales of tennis balls increased 19% and footwear 5%.

Wilson is the global leader in tennis rackets: in North America and Japan Wilson is the best-selling brand and in Europe the No. 2 brand. In tennis balls Wilson is No. 3 in the world.

KEY FIGURES

	Jan-March 2004	Jan-March 2003	Change %
NET SALES, EUR million	58.7	56.0	5
EBIT, EUR million	7.2	3.9	
ROCE, 12 months' rolling average, %	57.6	52.6	



GOLF

In the Golf Division, both net sales and EBIT were ahead of expectations. Net sales in local currencies grew by 24%. Sales grew by 32% in the Americas, by 12% in EMEA and by 21% in Asia Pacific. Sales of Wilson golf clubs increased 23% and sales of golf balls by 14%. Product has been delivered to the trade more smoothly than in 2003 when sales were depressed by delayed shipments of new products in the spring.

The Golf business thus returned to profitability thanks to these sales increases and the restructuring of Wilson's US businesses, which began last year. Profitability was however dampened by a decline in average selling prices.

The reorganization of Wilson and associated adjustment of its cost structure to correspond to prevailing business conditions is expected to yield savings of about USD 12 million in 2004. Most of these savings will benefit the Golf Division. As part of this reorganization, Wilson's remaining golf club and bag assembly operations in the US were outsourced at the beginning of 2004.

In the US golf market, the year has started well. The number of rounds played increased by 5% in the US in the January - March period. Overall sales of golf clubs to the trade grew by 10% in the US and sales of golf balls grew by 16%. (Source: National Golf Foundation, April 2004)

Due to the golf market's seasonality, the second quarter is critical to golf sales for the year as a whole. The primary goal for the Golf Division in 2004 is profitability.

KEY FIGURES

	Jan-March 2004	Jan-March 2003	Change %
NET SALES, EUR million	48.6	41.8	16
EBIT, EUR million	3.2	-1.2	
ROCE, 12 months' rolling average, %	-26.3	10.7	

TEAM SPORTS

In local currencies, the Team Sports Division's net sales grew by 14% and EBIT by 26%. Outside the United States sales grew by 5%.

The fastest growing product categories in Team Sports were basketballs (43%) and American footballs (31%). Sales of baseball and softball bats grew by 21%, driven by the continued success of distributing DeMarini product globally. Sales of baseball gloves declined 12%.

Sales were also boosted by the acquisition of Athletic Training Equipment Company Inc. (ATEC) in November 2003. ATEC offers training equipment for baseball and softball. ATEC's yearly net sales are around USD 11 million. The integration of ATEC into the Team Sports Division has proceeded well.

Wilson is the number one team sports company in the USA and its position is especially strong in American football, basketball and baseball.

KEY FIGURES

	Jan-March 2004	Jan-March 2003	Change %
NET SALES, EUR million	61.5	62.2	-1
EBIT, EUR million	12.3	11.4	8
ROCE, 12 months' rolling average, %	40.5	38.9	


ATOMIC

WINTER SPORTS

Winter Sports' net sales in local currencies grew by 15% compared to the first quarter of 2003 when the winter sports markets in Austria and Germany were suffering from poor snow conditions at the beginning of the 2002/2003 winter sports season. In line with its business cycle, the Winter Sports Division's deliveries are heavily weighted towards the latter part of the year, the busiest months for deliveries being September and October. Due to this seasonality, Winter Sports' operating losses were EUR 5.1 million as the period covers the end of the season.

Sales grew by 30% in EMEA and by 12% in the Americas. Sales of alpine skis grew by 11%.

EBIT was weakened by a decline in average selling prices. Also, there was some investment in strengthening the distribution network, especially in Japan.

The Company estimates that the global winter sports market grew slightly in the 2003/2004 season. The European trade's inventory levels are mostly at normal levels, but in North America and Japan dealers are reporting higher inventories than last year.

In February Atomic launched the new Metron ski which with its wide body and use of Beta 5 technology performs in all conditions. In addition, a new generation of ski bindings named Neox was launched during the spring. Following its acquisition in December 2003, a completely new range of Volant products will be launched in 2004 to strengthen the image of the Volant brand in the high-end, high performance market for alpine skis.

Pre-orders in volume terms have progressed according to plan. Prices are expected to continue to come under pressure also in the coming winter sports season.

KEY FIGURES

	Jan-March 2004	Jan-March 2003	Change %
NET SALES, EUR million	28.9	25.9	12
EBIT, EUR million	-5.1	-3.6	
ROCE, 12 months' rolling average, %	35.2	46.1	



FITNESS EQUIPMENT

Fitness Equipment's net sales in local currencies increased 23% and EBIT increased 23%. The fastest growing product categories were elliptical cross-trainers, especially cross-trainers for home-use. Outside the Americas sales grew by 16%.

Club membership figures increased in the US in 2003 by 9%. Demand for fitness equipment started to pick up towards the end of 2003 in North America and this improvement continued during the first quarter of 2004. In Europe, pricing continued to be competitive.

In January 2004 the Fitness Equipment Division strengthened its position as a full-line supplier of fitness equipment by acquiring the operations of Fitness Products International (FPI), a manufacturer of strength training equipment, for USD 11.8 million. FPI is a profitable company generating annual sales of approximately USD 13 million. ClubCom, a provider of private television network systems and audio/video entertainment to clubs and fitness facilities, and Cardio Theater, ClubCom's video hardware and system division, were also acquired in January, for a total of USD 22 million. ClubCom's annual net sales total approximately USD 15 million, the majority of which is generated by Cardio Theater. Cardio Theater's operations are profitable, whereas ClubCom is still in an unprofitable development stage. The integration of both FPI and ClubCom into Precor has proceeded well.

The increase in the Group's goodwill related to these acquisitions was EUR 23.4 million at 31 March 2004. There were no other major new assets added to the Group balance sheet due to these acquisitions. The acquired companies and operations did not have a significant impact on EBIT in the first quarter.

KEY FIGURES

	Jan-March 2004	Jan-March 2003	Change %
NET SALES, EUR million	55.1	51.4	7
EBIT, EUR million	9.5	8.9	7
ROCE, 12 months' rolling average, %	124.4	92.6*	

*Pro forma



SPORTS INSTRUMENTS

In local currencies, Suunto's net sales declined by 4%. Geographically, sales declined by 4% in EMEA and by 6% in the Americas. Sales fell due to the decline of sales of Suunto's non-core product groups.

Sales of Suunto's wristop computers grew by 9%. Sales of Suunto's diving instruments grew by 2%. Wristop computers and diving instruments accounted for 61% of Suunto's net sales.

In January, Suunto launched its new Suunto n3 wristop computer in North America in partnership with Microsoft. The Suunto n3 receives user-defined information from the Internet such as news, sports scores and weather information. Shipments of the Suunto X9 with a GPS for hikers started in March and shipments of the Suunto G3 for golfers started in April.

In May Suunto will bring the new Suunto t6 to the market. Suunto t6 measures exercise intensity and recovery by measuring the oxygen deficit caused by physical exertion.

SUUNTO

KEY FIGURES

	Jan-March 2004	Jan-March 2003	Change %
NET SALES, EUR million	18.8	20.1	-6
EBIT, EUR million	1.8	2.2	-18
ROCE, 12 months' rolling average, %	28.5	36.5	



AMER SPORTS

WITHDRAWAL FROM TOBACCO BUSINESS

In January 2004, Philip Morris and Amer Tobacco Ltd reached an agreement on the premature termination of the latter's manufacturing and marketing license and on the sale of certain assets. The consideration received from Philip Morris was EUR 29.0 million and the positive impact on Amer's EBIT in the first quarter of 2004 was EUR 18.0 million. Amer Tobacco's factory premises were not included in the deal. The transaction has received approval from the relevant competition authorities.

The exclusive right Amer Tobacco held to produce and sell Philip Morris cigarettes in Finland ended on 26 March 2004. Altogether 250 jobs were lost as a consequence of production being discontinued. Seventy Amer Tobacco staff were transferred to Philip Morris as part of the agreement.

In January – March, prior to the withdrawal, Amer Tobacco's net sales were EUR 21.8 million and EBIT EUR 0.9 million.

ADOPTION OF IFRS

As of 1 January 2004 Amer Group has applied International Financial Reporting Standards (IFRS) to its financial reporting. Amer Group's 2003 quarterly financial statements restated in accordance with International Financial Reporting Standards can be found on the Company's website at www.amersports.com under Investor Relations – Financial Reports. In contrast to the information announced previously, Amer Group will apply standard IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations) as of 1 January 2005.

2004 PROSPECTS

Withdrawal from tobacco completed Amer Group's evolution into a pure sports equipment company focused on achieving its goal of becoming the world leader in its field. With strong cash flow and a robust balance sheet as well as a good position in the sports equipment market, Amer Group has a firm foundation to advance the strategic development of its businesses. Amer Group is convinced that the sports equipment market will grow as people's leisure time, living standards and awareness of the importance of physical and mental wellbeing increase.

This year activity has started more positively in the sports equipment market than was the case last year. The financial year has started favorably for Amer Sports. However, it is too early to forecast if the sports equipment market has turned the corner into a more permanent growth path. The second quarter of the year is the most important period for consumer sales of summer sports equipment. Also winter sports equipment pre-order levels will be becoming clear during the second quarter.

With innovative new products, a strengthened Amer Sports' sales and distribution network and the acquisitions made in late 2003 and early 2004, Amer Group's sports equipment business's net sales and EBIT in local currencies are expected to be higher this year than in 2003 (excluding the 2003 patent litigation settlement).

CONSOLIDATED RESULTS, IFRS (Unaudited)

EUR million.	Jan-March 2004	Jan-March 2003	Change %	Jan-Dec 2003
NET SALES	293.4	281.2	4	1.094.1
Cost of goods sold	-179.3	-171.2		-673.3
GROSS PROFIT	114.1	110.0	4	420.8
Licence income	3.8	2.7		10.3
Other operating income	1.9	2.9		28.5
R&D expenses	-7.4	-7.5		-30.7
Selling and marketing expenses	-65.0	-65.5		-231.2
Administrative and other expenses	-18.7	-22.0		-80.0
Gain on sale of tobacco business	18.0	-		-
EBIT	46.7	20.6		117.7
Financing income and expenses	-1.6	-2.2		-8.2
PROFIT BEFORE TAXES AND MINORITY INTEREST	45.1	18.4		109.5
Taxes	-14.4	-5.2		-31.0
Minority interest	-0.1	-0.1		-0.4
NET RESULT	30.6	13.1		78.1
Earnings per share, EUR	1.30	0.56		3.35
Earnings per share, diluted, EUR	1.29	0.55		3.33
Adjusted average number of shares in issue, million	23.5	23.2		23.3
Adjusted average number of shares in issue, diluted, million	23.7	23.6		23.4
Equity per share, EUR	18.22	16.47		18.03
ROCE, % *)	25.9	19.3		21.0
ROE, %	28.7	13.3		18.8
Average rates used: EUR 1.00 = USD	1.25	1.07		1.13

*) 12 months rolling average

The relative proportion of the estimated tax charge for the full financial year has been charged against the results for the period.

NET SALES BY BUSINESS AREA

EUR million. Unaudited.	Jan-March 2004	Jan-March 2003	Change %	Jan-Dec 2003
Racquet Sports	58.7	56.0	5	207.4
Golf	48.6	41.8	16	156.1
Team Sports	61.5	62.2	-1	181.0
Winter Sports	28.9	25.9	12	188.2
Fitness Equipment	55.1	51.4	7	175.5
Sports Instruments	18.8	20.1	-6	76.6
	271.6	257.4	6	984.8
Tobacco	21.8	23.8	-8	109.3
Net sales, total	293.4	281.2	4	1,094.1

EBIT BY BUSINESS AREA

	Jan-March 2004	Jan-March 2003	Change %	Jan-Dec 2003
Racquet Sports	7.2	3.9		20.6
Golf	3.2	-1.2		-12.4
Team Sports	12.3	11.4	8	23.3
Winter Sports	-5.1	-3.6		28.3
Fitness Equipment	9.5	8.9	7	26.8
Sports Instruments	1.8	2.2	-18	7.7
Headquarters	-1.1	-2.5		-6.6
Patent settlement	-	-		20.5
	27.8	19.1	46	108.2
Tobacco	18.9	1.5		9.5
EBIT, total	46.7	20.6		117.7

GEOGRAPHICAL BREAKDOWN OF NET SALES

	Jan-March 2004	Jan-March 2003	Change %	Jan-Dec 2003
Americas	174.5	168.3	4	573.2
EMEA	94.3	88.7	6	417.8
Asia Pacific	24.6	24.2	2	103.1
Total	293.4	281.2	4	1,094.1

CONSOLIDATED CASH FLOW STATEMENT

EUR million.	Jan-March 2004	Jan-March 2003	Jan-Dec 2003
Net cash from operating activities	41.5	27.9	88.6
Net cash from investing activities	2.8	-4.2	-23.8
Net cash from financing activities			
Dividends paid	-30.5	-30.5	-33.0
Issue of shares	3.2	-	4.9
Change in net debt	-16.3	3.0	-40.6
Net increase/decrease in cash and cash equivalents	0.7	-3.7	-3.9
Cash and cash equivalents at 1 Jan	27.3	32.4	31.0
Cash and cash equivalents at 31 March/31 December	28.0	28.6	27.1

CONSOLIDATED BALANCE SHEET, IFRS

Assets	31 March 2004	31 March 2003	31 Dec 2003
Goodwill	304.1	296.0	275.1
Other intangible fixed assets	9.0	10.0	10.4
Tangible fixed assets	86.7	108.6	93.5
Long-term investments	42.3	42.6	35.5
Inventories and work in progress	132.5	156.5	136.9
Receivables	290.5	266.1	293.6
Marketable securities	-	1.0	1.0
Cash and cash equivalents	28.0	27.6	26.1
Assets	893.1	908.4	872.1
Shareholders' equity and liabilities			
Shareholders' equity	429.6	383.0	423.4
Long-term interest-bearing liabilities	32.8	65.3	32.2
Other long-term liabilities	25.9	19.5	25.3
Short-term interest-bearing liabilities	119.8	164.8	135.5
Other short-term liabilities	259.1	254.0	227.7
Provisions	25.9	21.8	28.0
Shareholders' equity and liabilities	893.1	908.4	872.1
Equity ratio, %	48.1	42.2	48.6
Gearing, %	29	53	33
EUR 1.00 = USD	1.22	1.09	1.26

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY, IFRS

EUR million.	Share capital	Premium fund	Revaluation fund	Own shares	Minority interest	Translation differences	Fair value and other reserves	Retained earnings	Total
Balance at 31 Dec, 2002 (FAS)	96.8	181.8	2.9	24.9	0.0	0.0	0.0	163.8	470.2
Transition to IFRS:									
IAS 1 Presentation of Financial Statements					3.2				3.2
IAS 12 Income Taxes								11.4	11.4
IAS 19 *Employee Benefits*								-17.6	-17.6
IAS 32 Financial Instruments				-49.8				24.9	-24.9
IAS 36									
Impairment of Assets								-35.1	-35.1
Balance at 1 Jan, 2003 (IFRS)	96.8	181.8	2.9	-24.9	3.2	0.0	0.0	147.4	407.2
Warrants exercised	0.1	-0.1							0.0
Translation differences						-4.7			-4.7
Dividend distribution								-32.6	-32.6
Net profit for the period								13.1	13.1
Balance at 31 March, 2003	96.9	181.7	2.9	-24.9	3.2	-4.7	0.0	127.9	383.0
Balance at 31 Dec, 2003	97.8	185.5	2.9	-24.9	3.0	-33.8	0.0	192.9	423.4
Effects of adopting IAS 39							1.6	-1.6	0.0
Balance at 1 Jan, 2004, adjusted	97.8	185.5	2.9	-24.9	3.0	-33.8	1.6	191.3	423.4
Warrants exercised	0.4	2.8							3.2
Translation differences						6.6			6.6
Cash flow hedges							-1.3		-1.3
Dividend distribution								-33.0	-33.0
Minority interest					0.1				0.1
Net profit for the period								30.6	30.6
Balance at 31 March, 2004	98.2	188.3	2.9	-24.9	3.1	-27.2	0.3	188.9	429.6

CONTINGENT LIABILITIES AND SECURED ASSETS, CONSOLIDATED

EUR million.	31 March 2004	31 March 2003	31 Dec 2003
Charges on assets	-	-	-
Mortgages pledged	17.1	18.2	17.1
Guarantees	4.1	5.6	3.8
Liabilities for leasing and rental agreements	45.3	49.4	44.4
Other liabilities	31.4	39.8	33.7

There are no guarantees or contingencies given for the management of the company, the shareholders or the associated companies.

DERIVATIVE FINANCIAL INSTRUMENTS

Nominal value			
Foreign exchange forward contracts	260.4	304.9	251.3
Forward rate agreements	181.8	-	100.0
Interest rate swaps	102.3	114.7	99.0
Fair value			
Foreign exchange forward contracts	12.6	14.7	19.0
Forward rate agreements	-0.2	-	-0.1
Interest rate swaps	-2.0	-2.3	-1.7

QUARTERLY BREAKDOWNS

	I	IV	III	II	I	*)IV	*)III	*)II
NET SALES	2004	2003	2003	2003	2003	2002	2002	2001
Racquet Sports	58.7	37.0	56.6	57.8	56.0	39.3	60.2	70.6
Golf	48.6	22.4	31.5	60.4	41.8	28.5	39.2	79.4
Team Sports	61.5	39.9	37.9	41.0	62.2	41.9	41.4	48.6
Winter Sports	28.9	72.0	83.2	7.1	25.9	65.4	93.8	11.3
Fitness Equipment	55.1	47.7	42.0	34.4	51.4	39.5	-	-
Sports Instruments	18.8	20.7	16.4	19.4	20.1	23.5	17.7	22.6
	271.6	239.7	267.6	220.1	257.4	238.1	252.3	232.5
Tobacco	21.8	25.7	30.3	29.5	23.8	28.0	31.3	30.3
Total	293.4	265.4	297.9	249.6	281.2	266.1	283.6	262.8
EBIT								
Racquet Sports	7.2	1.9	7.9	6.9	3.9	3.2	6.6	9.5
Golf	3.2	-11.5	-4.8	5.1	-1.2	-3.6	-2.1	12.9
Team Sports	12.3	4.2	3.1	4.6	11.4	3.2	2.5	6.6
Winter Sports	-5.1	16.0	24.9	-9.0	-3.6	16.6	31.3	-6.8
Fitness Equipment	9.5	7.5	7.5	2.9	8.9	6.3	-	-
Sports Instruments	1.8	1.6	2.0	1.9	2.2	3.7	2.1	3.1
Headquarters	-1.1	-1.9	-1.2	-1.0	-2.5	-2.1	-1.9	-3.1
Group goodwill	-	-	-	-	-	-3.4	-2.1	-2.3
Patent settlement	-	-	20.5	-	-	-	-	-
	27.8	17.8	59.9	11.4	19.1	23.9	36.4	19.9
Tobacco	18.9	2.0	2.8	3.2	1.5	1.9	2.3	3.3
Total	46.7	19.8	62.7	14.6	20.6	25.8	38.7	23.2

*) in accordance with FAS principles

All forecasts and estimates mentioned in this report are based on management's current judgement of the economic environment and the actual results may be significantly different.

The interim report for the period January to June will be published on 12 August 2004.